EXHIBIT 99.1

Aptose to Release Third Quarter Ended September 30, 2018 Financial Results on November 6, 2018

Conference Call to Be Held Wednesday, November 7, 2018

SAN DIEGO and TORONTO, Oct. 23, 2018 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ: APTO; TSX: APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, will release its financial results for the quarter ended September 30, 2018 on Tuesday, November 6, 2018 after market hours and will hold a conference call Wednesday, November 7, 2018 at 8:00 am Eastern time.

Conference Call & Webcast:
Wednesday, November 7, 2018 @ 8:00 am Eastern time
Toll-Free:	(844) 882-7834
International:	(574) 990-9707
Passcode:	6967538
Webcast:	https://edge.media-server.com/m6/p/tbu8mvyy

Replay available through November 14, 2018
Toll-Free:	(855) 859-2056
Replay Passcode:	6967538

The live conference call can also be accessed through a link on the Investor Relations section of Aptose’s website at ir.aptose.com.  Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required.  An archived version of the webcast along with a transcript will be available on the company’s website for 30 days.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended September 30, 2018 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml

About Aptose Biosciences Inc.

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology, with an initial focus on hematology. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. APTO-253, the only clinical stage inhibitor of MYC oncogene expression, is in a Phase 1b clinical trial for the treatment of patients with relapsed or refractory acute myeloid leukemia (AML) or high risk MDS. CG-806 is an oral, first-in-class pan-FLT3/pan-BTK multi-cluster kinase inhibitor being developed to treat AML and certain B cell malignancies.  For further information, please visit www.aptose.com.

For further information, please contact:

Aptose Biosciences Greg Chow, CFO 647-479-9828 Email: gchow@aptose.com

SMP Communications Susan Pietropaolo 201-923-2049 susan@smpcommunications.com	LifeSci Advisors Michael Wood Managing Director 646-597-6983 mwood@lifesciadvisors.com